

Bank of America Merrill Lynch

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Administrator:

Steven Orlandino 312.992.5650
steven.orlandino@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT00302
Monthly Data File Name:	SAT00302_201003_3.ZIP

Closing Date:	19-Feb-03
First Payment Date:	17-Mar-03
Rated Final Payment: Date:	15-Mar-32

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Standard & Poor's, Inc./Moody's Investors Service, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch

www.etrustee.net

Bank of America
Merrill Lynch

WAC: 52.239600%

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Grantor Trust

Class	Original Face Value (1)		Opening Balance	Principal Payment	Principal Adj. or Loss	Negative Amortization	Closing Balance	Interest Payment (2)	Interest Adjustment	Pass-Through Rate
CUSIP			Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Factor per $ 1000	Next Rate(3)
A UNIT	30,000,000.00		30,000,000.00	0.00	0.00	0.00	30,000,000.00	1,293,750.00	0.00	8.6250000000%
80411B209			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	43.125000000	0.000000000	Fixed
B UNIT	30,000,000.00	N	30,000,000.00	0.00	0.00	0.00	30,000,000.00	12,240.00	0.00	0.0816000000%
80411BAA8			1000.000000000	0.000000000	0.000000000	0.000000000	1000.000000000	0.408000000	0.000000000	Fixed
Total	30,000,000.00		30,000,000.00	0.00	0.00	0.00	30,000,000.00	1,305,990.00	0.00	

Total P&I Payment	1,305,990.00

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

11-Mar-2010 - 15:10 (K385-K386) © 2010 Bank of America Corporation

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Cash Reconciliation Summary

Interest Summary	
Current Scheduled Interest	1,305,990.00
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	1,305,990.00
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	1,305,990.00
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	1,305,990.00

Principal Summary	
Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	1,305,990.00
Remittance P&I Due Certs	1,305,990.00

Pool Balance Summary	Balance	Count
Beginning Pool	30,000,000.00	2
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	30,000,000.00	2

Servicing Fee Summary	
Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary	
Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
A UNIT	30/360	180	8.6250000000%	1,293,750.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,293,750.00	1,293,750.00	0.00	0.00	NA	NA
B UNIT	30/360	180	0.0816000000%	12,240.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	12,240.00	12,240.00	0.00	0.00	NA	NA
				1,305,990.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,305,990.00	1,305,990.00	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
None	0.00	0.00%

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)				
		Fitch	Moody's	S&P	Fitch	Moody's		S&P	
A UNIT	80411B209		Baa3	BBB-		Ba3	12/10/09	BB-	3/10/10
B UNIT	80411BAA8		Baa3	BBB-		Ba3	12/10/09	BB-	3/10/10

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Sprint Capital Corporation Debenture Backed
Series 2003-2

Statement Date:	15-Mar-10
Payment Date:	15-Mar-10
Prior Payment:	15-Sep-09
Next Payment:	15-Sep-10
Record Date:	28-Feb-10

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..